Exhibit 99.10

CONSENT OF C. GUZMAN

                I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The updated estimates of mineral reserves for the Sao Vicente Gold Project, Mato Grasso State, Brazil.

March 30, 2007

/s/ C. Guzman
C. Guzman